Filed Pursuant to Rule 424(b)(2)
Registration No. 333-160928
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 6, 2009)
This prospectus supplement relates to an offering by Arcadia Resources, Inc. of 22,992,854 shares of common stock, par value $0.001 per share (the “Shares”). The Shares are being offered in 15,857,141 units (the “Units”), each Unit consisting of one share of common stock and a warrant to purchase 0.45 shares of common stock on the terms set forth therein (“Warrant”).
Our common stock is currently listed on NYSE Amex Equities under the trading symbol “KAD.” An application for listing of the shares of the common stock offered by this prospectus supplement and the shares of common stock issuable upon exercise of the Warrants offered by this prospectus supplement has been submitted to the NYSE Amex Equities. The last reported sale price of our common stock on November 6, 2009 was $0.75 per share.
Please read this prospectus supplement and the base prospectus carefully before you invest. Both documents contain information you should carefully consider before making your investment decision.
Investing in Arcadia Resources, Inc. Units involves risks. See Risk Factors beginning on page S-6.

	Per Unit	Total
Public offering price	$0.70	$11,099,998
Placement Agent fee	$0.0455	$721,500
Proceeds, before expenses, to Arcadia	$0.6545	$10,378,498
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 9, 2009.

Prospectus Supplement
No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying base prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or any placement agent. You should rely only on the information contained in this prospectus supplement and the accompanying base prospectus. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any security other than the securities offered by this prospectus supplement, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus supplement is correct as of any time subsequent to the date of this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT
On July 31, 2009, we filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 (File No. 333-160928) utilizing a “shelf” registration process, which registration statement was amended on September 14, 2009 and was declared effective on September 23, 2009. On November 9, 2009, we filed with the SEC a registration statement on Form S-3 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, soley to register an additional 4,000,000 shares of common stock, which registration statement became effective upon filing. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the base prospectus. The prospectus supplement describes the specific terms of the offering. The base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the base prospectus. If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in this prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the base prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
As used in this prospectus supplement, the terms “Company,” “Arcadia,” “we,” “our” or “us” mean Arcadia Resources, Inc., a Nevada corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

OVERVIEW OF OUR BUSINESS
Arcadia Resources, Inc., a Nevada corporation, together with its wholly-owned subsidiaries is a national provider of home care, medical staffing, and pharmacy services operating under the service mark Arcadia HealthCare. In May 2009, the Company disposed of its Home Health Equipment and its industrial staffing businesses. Subsequent to these divestitures, the Company operates in three reportable business segments: Home Care/Medical Staffing Services, Pharmacy and Catalog. The Company’s corporate headquarters are located in Indianapolis, Indiana. The Company conducts its business from approximately 70 facilities located in 21 states. The Company operates pharmacies in Indiana and Minnesota and has customer service centers in Michigan and Indiana.
Recent Events
On September 10, 2009, we issued and sold, pursuant to a Note Purchase Agreement, an unsecured non-interest bearing promissory note in the stated principal amount of $2.4 million, maturing on April 1, 2010. The note is subject to acceleration following certain standard events of default, and will bear default interest at the rate of 15% per annum on any unpaid amounts then due under the note. The note is also subject to immediate mandatory repayment from the proceeds of any subsequent single or integrated debt or equity issuance in excess of $5.0 million in the aggregate.
The purchase price paid for the note was $2.3 million. We may voluntarily repay the note at any time prior to maturity, without penalty. If the note is voluntarily repaid on or after December 1, 2009 but prior to maturity, $37,500 will be added to the principal amount, and if paid on the maturity date, $75,000 will be added to the principal amount.

THE OFFERING

Issuer	Arcadia Resources, Inc.

Offering	15,857,141 Units, each Unit consisting of one share of common stock, par value $0.001 per share, and one warrant to purchase 0.45 shares of common stock.

Offering Price	$0.70 per Unit.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, working capital and debt repayment. See the section entitled “Use of Proceeds” in this prospectus supplement.

Placement Agent’s Fee	We have agreed to pay the placement agent a fee equal to 6.5% of the gross proceeds we receive from the sale of the Units in this offering. See the section entitled “Plan of Distribution” in this prospectus supplement.

Risk Factors	This investment involves a high degree of risk. See “Risk Factors” beginning on page S-6 of this prospectus supplement and page 5 of the accompanying base prospectus.

Market for Our Common Stock	Our common stock is quoted on NYSE Amex Equities under the symbol “KAD.” On November 6, 2009, the last reported sale price of our common stock on NYSE Amex was $0.75.

Common stock outstanding before the offering	161,291,415 shares, as of June 30, 2009.

Common stock outstanding after the offering	177,148,556 shares.

RISK FACTORS
An investment in our common stock is highly speculative and involves a high degree of risk. You should carefully consider and evaluate all of the information included and incorporated by reference in the accompanying prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the SEC on July 14, 2009, and our Quarterly Report on Form 10-Q for the three months ended June 30, 2009, filed with the SEC on August 14, 2009 as updated by our Quarterly Reports on Form 10-Q and our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, filed after such Quarterly Report. Any of the risks we have described could materially adversely affect our business, financial condition or operating results and could result in a partial or complete loss of your investment. Further, the risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us, or that we currently believe are not material, could also materially adversely affect our business, financial condition or operating results.
Risks Related to This Offering
Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.
Our management will have broad discretion as to the application of a substantial portion of the net proceeds from this offering, and could spend such proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.
You will experience immediate dilution in the book value of the common stock you purchase.
Because the price per Unit being offered is substantially higher than the book value per share of our common stock, you will suffer immediate and substantial dilution in the net tangible book value of the underlying common stock you purchase in this offering. After giving effect to the sale by us of 15,857,141 Units, representing 15,857,141 shares of common stock in this offering and Warrants to purchase 7,135,713 shares of common stock, and based on a public offering price of $0.70 per Unit in this offering and a pro forma net tangible book value of approximately $(14,384,000), or $(0.08) per share, as of June 30, 2009, if you purchase Units in this offering, you will suffer immediate dilution of $0.72 per share in the net tangible book value of the common stock. An exercise of the warrants for cash would also result in immediate and substantial dilution from the warrant exercise price. See “Dilution” on page S-7 for a more detailed discussion of the dilution you will incur in connection with this offering.
USE OF PROCEEDS
We estimate that the net proceeds from the sale of 15,857,141 Units will be approximately $10,153,000. “Net proceeds” is what we expect to receive after paying the placement agent discount and other expenses of this offering payable by us.
We intend to use the net proceeds from this offering for general corporate purposes, working capital and to repay $2.4 million in outstanding non-interest bearing debt that matures on April 1, 2010.

Until we use the net proceeds of this offering, we may invest the funds in short-term, investment grade, interest-bearing securities.
CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2009 on an actual basis and on an as adjusted basis to reflect this offering.
The table should be read in conjunction with, and is qualified in its entirety by reference to, our unaudited historical financial statements and the accompanying notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference herein.

	June 30, 2009
(in thousands)	(Unaudited)
Stockholders’ equity:	Actual	As Adjusted
Common stock, $0.001 par value; 200,000,000 shares authorized; 161,291,415 shares issued and outstanding; 177,148,556 shares issued and outstanding as adjusted	$161	$177
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	136,205	146,342
Accumulated deficit	(130,821)	(130,821)

Total stockholders’ equity	$5,545	$15,698

The information above is based on 161,291,415 shares of our common stock outstanding as of June 30, 2009 and does not include:
•	3,739,558 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2009, at a weighted average exercise price of $0.81 per share;

•	4,572,724 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2009, at a weighted average exercise price of $0.49.
DILUTION
The Company’s pro forma net tangible book value as of June 30, 2009, was approximately $(14,384,000), or $(0.08)  per share. Net tangible book value per share represents our net tangible book value (total assets, less goodwill and other intangible assets, less total liabilities), divided by 169,603,697 shares of common stock outstanding after giving effect to the exercise of all outstanding options and warrants to purchase our common stock.
Net tangible book value dilution per share to new investors represents the difference between the amount per Unit paid by purchasers in this offering and the pro forma net tangible book value per share immediately after the completion of this offering. After giving effect to our sale of 15,857,141 shares in this offering and the payment of the placement agent’s fees and other offering expenses payable by us, the Company’s pro forma net tangible book value as of June 30, 2009 would have been approximately $(4,162,000), or $(0.02) per share. This represents an immediate increase in net tangible book value of $0.06 per share to existing stockholders and an immediate dilution in net tangible book value of $0.72 per share to investors in this offering, as illustrated in the following table:

Offering price per Unit		$0.70
Pro forma net tangible book value per share as of June 30, 2009	$(0.08)
Increase per share attributable to new investors	$0.06

Pro forma net tangible book value per unit after this offering		$(0.02)

Dilution per share to new investors		$0.72
The foregoing information does not give effect to the exercise of any of the Warrants constituting part of the Units offered hereby. If all of the Warrants were exercised for cash, the pro forma net tangible book value of the Company as of June 30, 2009, after giving effect to our sale of 15,857,141 shares in this offering and the payment of the placement agent’s fees and other offering expenses payable by us, would have been approximately $2,617,000, or $0.01 per share. This represents an immediate increase in net tangible book value of $0.03 per share to existing stockholders and an immediate dilution in net tangible book value of $0.94 per share to investors in this offering from the cash exercise of the Warrants.

DESCRIPTION OF UNITS
     Each Unit we are offering consists of (a) one share of common stock, par value $0.001 per share and (b) one warrant to purchase 0.45 shares of common stock (“Warrants”).
Common Stock
The material terms and provisions of our common stock are described under the caption “Description of Capital Stock” starting on page 6 of the accompanying base prospectus.
Warrants
The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions set forth in the form of Warrant. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant.
Exercisability. The Warrants are exercisable at any time after the date that is six (6) months and one day following the date of original issuance and prior to the fifth anniversary of the date they first become exercisable. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the Warrant, except upon at least 61 days’ prior notice from the holder to us, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.
Cashless Exercise. If, and only if, either a registration statement covering shares of common stock underlying the Warrants, or an exemption from registration, is not available for the resale of such shares of common stock underlying the Warrants, the holder may, in its sole discretion, exercise the Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of common stock determined according to a formula set forth in the Warrant.

Exercise Price. The exercise price per share of common stock purchasable upon exercise of the Warrants is $0.95 per share of common stock being purchased. The exercise price is subject to appropriate adjustment in the event of certain stock splits, stock dividends, recapitalizations, reorganizations, schemes, arrangements or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.
Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.
Exchange Listing. We do not plan on making an application to list the Warrants on the NYSE Amex, any other national securities exchange or other nationally recognized trading system.
Fundamental Transactions. We have agreed that, so long as any Warrants are outstanding, we will not enter into or be party to a fundamental transaction, which is a consolidation or merger or other change of control transaction, as described in the Warrants, unless (i) the successor entity, as described in the Warrants, assumes all of our obligations under the Warrants in a written agreement; and (ii) the successor entity is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and such security is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board. If we enter into, or are a party to, a fundamental transaction pursuant to which our stockholders are entitled or required to receive securities issued by another company or other assets in exchange for shares of our common stock, which we refer to as a corporate event, a holder of a Warrant will have the right to receive, upon an exercise of the Warrant prior to the expiration date, consideration as if the holder had exercised its Warrant immediately prior to such corporate event. In the event of a fundamental transaction, we (or the successor entity) have the right to require the Warrant holder waive the rights and the restrictions relating to fundamental transactions in exchange for a payment of cash in an amount equal to the Black-Scholes value, as described in the Warrant, of the remaining unexercised portion of the Warrant on the date of consummation of such fundamental transaction.
Warrant Holder Not Deemed a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights or right to receive dividends, until the holder exercises the Warrant.
Amendment and Waiver. Any term of the Warrants may be amended or waived with our written consent and the written consent of the warrant holders.
PLAN OF DISTRIBUTION
Pursuant to a placement agent agreement dated November 6, 2009, we have engaged Burnham Hill Partners LLC to act as our placement agent in connection with the offering of the Units pursuant to this prospectus supplement and accompanying base prospectus. Under the terms of the placement agent agreement, the placement agent has agreed to be our placement agent, on a reasonable efforts basis, in connection with the proposed issuance and sale by us of the Units in this offering. The terms of this offering are subject to market conditions and negotiations between us, the placement agent and prospective purchasers. The placement agent agreement provides that the closing of this offering is subject to certain conditions, including receipt by the placement agent of certain certificates, opinions and letters from us and our counsel.
We will enter into subscription agreements directly with various investors in connection with this offering, and we will only sell to investors who have entered into subscription agreements.

We have agreed to pay the placement agent a total placement fee equal to 6.5% of the gross proceeds received by the Company from the sale of the Units (excluding any proceeds from exercise of the Warrants) and to reimburse the placement agent for all costs and expenses incurred by it in connection with this offering, including the fees, disbursements and other charges of counsel to the placement agent, in an amount not to exceed $75,000. The following table shows the per Unit and total fees we will pay to the placement agent assuming that all of the securities offered by this prospectus supplement are sold by us.

	Per Unit	Total
Placement agent’s fees	$0.0455	$721,500
We paid the placement agent a fee of $69,000 for its services in connection with the placement of certain debt financing in September 2009, which fee will be credited against the fee to be paid in connection with this offering.
We estimate that the total expenses of this offering payable by us, including an assumed payment of $75,000 to reimburse the placement agent for expenses as described above but excluding the placement agent’s fee, will be approximately $225,000.
The placement agent has informed us that it will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.
We have agreed to indemnify the placement agent and specified other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and to contribute to payments that they may be required to make in respect of those liabilities.
Each of the placement agent agreement, form of subscription agreement and form of warrant to purchase common stock agreement will be included as an exhibit to a Current Report on Form 8-K that we will file with the SEC and that will be incorporated by reference into this prospectus supplement.
The placement agent or any of its respective affiliates may in the past have provided and may in the future provide investment banking, commercial banking and/or other services to us from time to time, for which it may have received or may in the future receive compensation.
LEGAL MATTERS
Selected legal matters with respect to the validity of common stock offered by this prospectus supplement and other matters related to the offering will be passed upon for us by Ice Miller LLP and Greenberg Traurig, LLP. Certain legal matters in connection with the common stock offered in this prospectus supplement will be passed upon for the placement agent by Kramer Levin Naftalis & Frankel LLP.
EXPERTS
The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended March 31, 2009 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.
We have filed with the SEC two registration statements on Form S-3 (the “Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus Supplement and the accompanying Prospectus do not contain all of the information contained in the Registration Statements. Copies of the Registration Statements and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.
Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaResourcesInc.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:
Arcadia Resources, Inc.
9229 Delegates Row, Ste. 260
Indianapolis, IN 46240
Attention: Corporate Secretary
(317) 569-8234